FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number: 000-51469

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: December 14, 2006

Exhibit 99.1

Press Release

Microsoft Teams Up with Baidu to Deliver Paid Search

Listings in China

BEIJING, China, December 14, 2006- Microsoft (NASDAQ: MSFT) and Baidu (NASDAQ:BIDU) today announced a strategic alliance on paid search services, which will officially commence in December 2006. As a result of this strategic alliance, Microsoft will display Baidu’s paid search listings on the search results pages of certain Microsoft websites, including MSN, Live, and other partner websites in China.

“Microsoft is committed to bringing innovative online services and software, including search services, to Chinese Internet users,” said Erik Johnson, General Manager, Microsoft Online Services Group, Greater China. “China is one of our most important markets and the strategic alliance with Baidu will help us provide new opportunities for advertisers which will further enhance our search business in China.”

“Baidu’s partnership with Microsoft recognizes the huge potential and rate of growth of the Chinese online search market”, said David Zhu, COO of Baidu. “We are delighted to share our rich business experience and channel resources with our partners and contribute to the overall development of the Chinese search market.”

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About MSN and Windows Live

MSN attracts more than 465 million unique users worldwide per month. With localized versions available globally in 42 markets and 21 languages, MSN is a world leader in delivering compelling programmed content experiences to consumers and online advertising opportunities to businesses worldwide. Windows Live, a new set of personal Internet services and software, is designed to bring together in one place all the relationships, information and interests people care about most, with enhanced safety and security features across their PC, devices and the Web. MSN and Windows Live will be offered alongside each other as complementary services. Some windows Live services entered an early beta phase on Nov. 1, 2005: these and future beta updates can be found at http://ideas.live.com. Windows Live is available at http://www.live.com. MSN is located on the web at http://www.msn.com. MSN worldwide sites are located at http://www.msn.com/worldwide.ashx.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software - any time, any place and on any device.

Microsoft and MSN are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Market under the symbol “BIDU”.

For more information please contact:

Microsoft:

Jessica Ding (j-jding@microsoft.com)

010-58965729

Baidu:

(China)

Lesley Zhang, Baidu.com, Inc. (ir@baidu.com )

Tel: (8610) 8262 1188 *8239

Rory Macpherson, Ogilvy Public Relations Worldwide (Beijing) (rory.macpherson@ogilvy.com)

Tel: (8610) 8520 6553

(US)

Thomas Smith ( thomas.smith@ogilvypr.com )

Ogilvy Public Relations Worldwide (New York)

Tel: 1 (212) 880 5269